As filed with the Securities and Exchange Commission on November 19, 2024

No. 005-93697

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

(Amendment No. 5)

R1 RCM Inc.

(Name of the Issuer)

R1 RCM Inc.

Raven Acquisition Holdings, LLC

Raven TopCo, L.P.

Raven TopCo GP, LLC

TCP-ASC ACHI Series LLLP

TCP-ASC GP, LLC

TI IV ACHI Holdings, LP

TI IV ACHI Holdings GP, LLC

TowerBrook Investors Ltd.

Raven Intermediate Holdings, LLC

Raven Parent Holdings, Inc.

Ascension Health Alliance

Neal Moszkowski

Joseph Flanagan

(Names of Persons Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

77634L 105

(CUSIP Number of Class of Securities)

R1 RCM Inc. 433 W. Ascension Way, Suite 200 Murray, UT 84123 (312) 324-7820

Raven Acquisition Holdings, LLC

Raven TopCo, L.P.

Raven TopCo GP, LLC

TCP-ASC ACHI Series LLLP

TCP-ASC GP, LLC

TI IV ACHI Holdings, LP

TI IV ACHI Holdings GP, LLC

TowerBrook Investors Ltd.

Raven Intermediate Holdings, LLC

Raven Parent Holdings, Inc.

Neal Moszkowski

65 East 55th Street, 19th Floor

New York, NY 10022

	Ascension Health Alliance 101 S. Hanley Road, Suite 450 St. Louis, MO 63105	Joseph Flanagan c/o R1 RCM Inc. 433 W. Ascension Way, Suite 200 Murray, UT 84123 (312) 324-7820

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Steve A. Cohen Victor Goldfeld Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Stephen A. Infante Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000	Graham Robinson Laura Knoll Faiz Ahmad Skadden, Arps, Slate, Meager & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4800	Robert Hayward, P.C. Sarkis Jebejian, P.C. Bradley C. Reed, P.C. Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654 (312) 862-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) R1 RCM Inc., a Delaware corporation (“R1” or the “Company”), and the issuer of the shares of Common Stock, par value $0.01 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction; (2) Raven Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”); (3) Raven TopCo, L.P., a Delaware limited partnership (“Holdings”); (4) Raven TopCo GP, LLC, a Delaware limited liability company (“Holdings GP”); (5) TCP-ASC ASCHI Series LLLP, a Delaware series limited liability limited partnership (“TA”); (6) TCP-ASC GP, LLC, a Delaware limited liability company (“TCP-ASC GP”); (7) TI IV ACHI Holdings, LP, a Delaware limited partnership (“TowerBrook Aggregator”); (8) TI IV ACHI Holdings GP, LLC (“TowerBrook Aggregator GP”); (9) TowerBrook Investors Ltd., a Cayman Islands corporation (“TowerBrook”); (10) Raven Intermediate Holdings, LLC, a Delaware limited liability company (“Intermediate Holdings”); (11) Raven Parent Holdings, Inc., a Delaware corporation (as successor by conversion of Raven Parent Holdings, LLC) (“Parent Holdings”); (12) Ascension Health Alliance, a Missouri not-for-profit corporation (“Ascension”); (13) Neal Moszkowski; and (14) Joseph Flanagan.

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of July 31, 2024 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Project Raven Merger Sub, Inc., a Delaware corporation and a former wholly owned subsidiary of Parent (“Merger Sub”), and the Company. On November 19, 2024, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person. Additionally, on November 14, 2024, Raven Parent Holdings, LLC was converted into Raven Parent Holdings, Inc., a Delaware corporation.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On October 16, 2024, the Company filed a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Special Meeting. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). The disclosure under Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On November 14, 2024, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve the Merger Proposal and (2) on a non-binding, advisory basis, to approve the Merger-Related Compensation Proposal.

On November 19, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub was merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (i) each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares of Common Stock held by (1) the Company, Buyer Parties, Holdings, any subsidiary of Holdings that is wholly owned prior to the closing of the Merger (each, a “Holdings Subsidiary”) or TA (such shares, the “Owned Company Shares”), (2) any direct or indirect wholly owned subsidiary of the Company or of the Parent (other than Merger Sub) (the “Subsidiary Owned Shares”) and (3) stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL,” and such shares, the “Dissenting Company Shares”)) were cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $14.30, without interest thereon (the “Merger Consideration”); (ii) each Owned Company Share was cancelled and extinguished without any conversion thereof or consideration paid therefor; and (iii) each Subsidiary Owned Share, if any, was converted into a number of validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation, or fraction thereof, such that the ownership percentage of each Subsidiary in the Surviving Corporation immediately following the Effective Time would equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

At the Effective Time, (i) each outstanding option to purchase shares of Common Stock (a “Company Option”) was converted into the right to receive a cash payment equal in value to (A) the total number of shares of Common Stock subject to such Company Option multiplied by (B) the amount by which the Merger Consideration exceeds the applicable per share exercise price of such Company Option, provided that if the applicable per share exercise price is equal to or exceeds the Merger Consideration, such Company Option was cancelled for no consideration; (ii) each outstanding award of restricted stock units of the Company subject solely to service-based vesting criteria (a “Company RSU”) that was granted prior to July 31, 2024 was converted into the right to receive a cash payment equal in value to (A) the total number of shares of Common Stock subject to such award immediately prior to the Effective Time, multiplied by (B) the Merger Consideration; (iii) each outstanding Company RSU granted on or after July 31, 2024 was converted into the right to receive an amount in cash equal to (A) the total number of shares of Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Merger Consideration, and continues to be otherwise subject to the same terms and conditions following the Effective Time (including the applicable vesting schedule) as applicable to such Company RSU as of immediately prior to the Effective Time; and (iv) each outstanding award of restricted stock units of the Company subject to performance-based vesting criteria (a “Company PBRSU”) was converted into the right to receive a cash payment equal in value to (A) the total number of shares of Common Stock subject to such Company PBRSU immediately prior to the Effective Time (determined in accordance with the terms of the respective Company PBRSU award) multiplied by (B) the Merger Consideration.

At the Effective Time, each unexercised warrant to purchase shares of Common Stock (a “Company Warrant” (other than each unexercised warrant to purchase shares of Common Stock held as of the Effective Time by the Buyers, Holdings, any Holdings Subsidiary or TA (the “Buyer Company Warrants”)) outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive, promptly following the surrender of such Company Warrant to the Company (or Surviving Corporation) in accordance with its terms, a cash payment, without interest, equal in value to (A) the number of shares of Common Stock the holder of such Company Warrant would have received had such Company Warrant been exercised in full on a cash basis immediately prior to the Effective Time multiplied by (B) the amount, if any, by which the Merger Consideration exceeds the applicable per share exercise price of such Company Warrant; provided that if the exercise price per share of Common Stock underlying such Company Warrant is greater than the Merger Consideration, no payment shall be due to the holder of such Company Warrant upon the surrender thereof to the Company or the Surviving Corporation. As of the Effective Time, each holder of Company Warrants ceased to have any other rights in and to the Company and the Surviving Corporation, and each Company Warrant thereafter represents only the right to receive the applicable amounts payable as described above, if any.

Immediately prior to the Effective Time, each outstanding Buyer Company Warrant was exercised in accordance with its previously described terms and converted into shares of Common Stock. As a result, at the Effective Time, such shares became Owned Company Shares were cancelled and extinguished without any conversion thereof or consideration paid therefor.

In connection with the completion of the Merger, the Company (i) notified The Nasdaq Stock Market LLC (“Nasdaq”) of the consummation of the Merger and (ii) requested that Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), to delist and deregister the Common Stock under Section 12(b) of the Exchange Act. Upon effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act to deregister the Common Stock under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. Trading of the Common Stock on Nasdaq was halted prior to the opening of trading on the Closing Date.

In addition, on November 19, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and incorporated herein by reference as Exhibit (a)(xvi).

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i) Definitive Proxy Statement of R1 RCM Inc. (included in the Schedule 14A filed on October  16, 2024 and incorporated herein by reference).

(a)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(iii) Definitive Additional Materials to the Proxy Statement of R1 RCM Inc. (included in the Schedule 14A filed on November 4, 2024 and incorporated herein by reference).

(a)(iv) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(v) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(vi) Current Report on Form 8-K, dated August 1, 2024 (included in Schedule 14A filed on August 1, 2024 and incorporated herein by reference).

(a)(vii) Press Release, dated August 1, 2024 (included in Schedule 14A filed on August 1, 2024 and incorporated herein by reference).

(a)(viii) Email to Employees, dated August  1, 2024 (included in Schedule 14A filed on August  1, 2024 and incorporated herein by reference).

(a)(ix) Employee FAQ, dated August 1, 2024 (included in Schedule 14A filed on August  1, 2024 and incorporated herein by reference).

(a)(x) LinkedIn Post, dated August 1, 2024 (included in Schedule 14A filed on August  1, 2024 and incorporated herein by reference).

(a)(xi) Current Report on Form 8-K, dated August 7, 2024 (included in Schedule 14A filed on August 7, 2024 and incorporated herein by reference).

(a)(xii) Email to Employees, dated August 8, 2024 (included in Schedule 14A filed on August 8, 2024 and incorporated herein by reference).

(a)(xiii) Current Report on Form 8-K, dated October 22, 2024 (included in Schedule 14A filed on October  22, 2024 and incorporated herein by reference).

(a)(xiv) Current Report on Form 8-K, dated November 14, 2024 (filed on November  14, 2024 and incorporated herein by reference).

(a)(xv) Current Report on Form 8-K, dated November 19, 2024 (filed on November  19, 2024 and incorporated herein by reference).

(a)(xvi) Press Release, dated November 19, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 19, 2024 and incorporated herein by reference).

(b) None.

(c)(i) Opinion of Qatalyst Partners LP, dated July 31, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(ii) Opinion of Barclays Capital Inc., dated July 31, 2024 (included as Annex D to the Proxy Statement and incorporated herein by reference).

(c)(iii)+ Discussion Materials of Barclays Capital Inc. for the Board of Directors, dated March  3, 2024.

(c)(iv)+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Special Committee, dated April  17, 2024.

(c)(v)+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Special Committee, dated July  1, 2024.

(c)(vi)+ Discussion Materials of Barclays Capital Inc. for the Special Committee, dated July 4, 2024.

(c)(vii)+ Discussion Materials of Qatalyst Partners LP for the Special Committee, dated July  4, 2024.

(c)(viii)+ Discussion Materials of Qatalyst Partners LP for the Special Committee (Discussion of Next Steps), dated July  4, 2024.

(c)(ix)*+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Special Committee, dated July  5, 2024.

(c)(x)+ Discussion Materials of Qatalyst Partners LP and Barclays Capital Inc. for the Non-Bidder Directors, dated July  18, 2024.

(c)(xi)+ Discussion Materials of Qatalyst Partners LP for the Special Committee, dated July  31, 2024.

(c)(xii)+ Discussion Materials of Barclays Capital Inc. for the Special Committee, dated July  31, 2024.

(c)(xiii)+ Discussion Materials of Centerview Partners LLC for TA, dated July  3, 2024.

(c)(xiv)+ Discussion Materials of Centerview Partners LLC for TA, dated July  20, 2024.

(d)(i) Agreement and Plan of Merger, dated as of July 31, 2024, by and among R1 RCM Inc., Raven Acquisition Holdings, LLC and Project Raven Merger Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii) Voting Agreement, dated as of July  31, 2024, by and between R1 RCM Inc. and TCP-ASC ACHI Series LLLP (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(iii)+ Equity Commitment Letter, dated as of July  31, 2024 (as amended, modified or supplemented (including by waiver or consent) from time to time), by and among Raven Acquisition Holdings, LLC, TowerBrook Investors VI Executive Fund, L.P., TowerBrook Investors VI (Onshore), L.P., TowerBrook Investors VI (892), L.P., TowerBrook Investors VI (OS), L.P., TCC Opportunities, L.P., TB Empire Opportunities, L.P. and Clayton, Dubilier & Rice Fund XII, L.P.

(d)(iv)++ Project Raven Amended and Restated Commitment Letter, dated as of August 27, 2024 (as amended, modified or supplemented (including by waiver or consent) from time to time), by and among Raven Acquisition Holdings, LLC, Deutsche Bank Securities, Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada, RBC Capital Markets and the other arrangers referenced therein.

(d)(v)+ Limited Guarantee, dated as of July  31, 2024, by and between TowerBrook Investors VI Executive Fund, L.P., TowerBrook Investors VI (Onshore), L.P., TowerBrook Investors VI (892), L.P., TowerBrook Investors VI (OS), L.P., TCC Opportunities, L.P., TB Empire Opportunities, L.P., Clayton, Dubilier & Rice Fund XII, L.P. and R1 RCM Inc.

(d)(vi)+ Offer Letter, dated as of July  31. 2024, by and between Joseph Flanagan and Project Raven Merger Sub, Inc.

(d)(vii)+ Consulting Agreement, dated as of August 13, 2024, by and among TowerBrook Capital Partners L.P., Clayton, Dubilier & Rice, LLC and Joseph Flanagan.

(d)(viii)+ Interim Investors’ Agreement, dated as of July 31, 2024, by and among TCP-ASC ACHI Series LLLP, Clayton, Dubilier & Rice Fund XII, L.P., Raven Acquisition Holdings, LLC, Raven TopCo GP, LLC, Raven TopCo, L.P. and Project Raven Merger Sub, Inc.

(d)(ix) Amended and Restated Investor Rights Agreement, dated June 21, 2022, by and among R1 RCM Inc., R1 RCM Holdco Inc. and TCP-ASC ACHI Series LLLP (included as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 21, 2022 and incorporated herein by reference)

(d)(x) Amendment No.  1 to Amended and Restated Investor Rights Agreement, dated as of February 5, 2024, by and between R1 RCM Inc. and TCP-ASC ACHI Series LLLP (included as Exhibit 10.1 to the Company’s Current Report on Form  8-K filed on February  6, 2024 and incorporated herein by reference)

(d)(xi) Warrant, dated February 16, 2016, by and between R1 RCM Holdco Inc. (f/k/a R1 RCM Inc.) and TCP-ASC ACHI Series LLLP (included as Exhibit 10.3 to the Quarterly Report of R1 RCM Holdco Inc. on Form 10-Q for the quarter ended March 31, 2016 filed on May  10, 2016 and incorporated herein by reference).

(d)(xii) Warrant Assignment and Assumption Agreement, dated June 21, 2022, by and among R1 RCM Inc., R1 RCM Holdco Inc. and TCP ASC ACHI Series LLLP. (included as Exhibit 4.6 to the Company’s Current Report filed on Form 8-K on June 21, 2022 and incorporated herein by reference)

(d)(xiii) Amended and Restated Limited Liability Limited Partnership Agreement of TCP-ASC ACHI Series LLLP, dated as of June 21, 2022, by and among TCP-ASC GP, LLC, Ascension Health Alliance and TI IV ACHI Holdings, LP. (included as Exhibit 7.3 to the TCP-ASC ACHI Series LLLP’s Schedule 13D filed on June  21, 2022 and incorporated herein by reference)

(d)(xiv) Second Amended and Restated Registration Rights Agreement, dated as of June 21, 2022, by and among R1 RCM Inc., R1 RCM Holdco Inc., TCP-ASC ACHI Series LLLP, IHC Health Services, Inc., Shared Business Services, LLC, CoyCo 1, L.P. and CoyCo 2, L.P. (included as Exhibit 4.1 to the Company’s Current Report filed on Form 8-K on June 21, 2022 and incorporated herein by reference)

(f)+ Section 262 of the General Corporation Law of the State of Delaware.

(g) None.

107+ Filing Fee Table.

*	Certain portions of this exhibit marked with “[***]” have been redacted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on September 3, 2024.
++	Previously filed with Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed with the SEC on October 1, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

R1 RCM Inc.

By:	/s/ Jennifer Williams
Name:	Jennifer Williams
Title:	Chief Financial Officer
Date:	November 19, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RAVEN ACQUISITION HOLDINGS, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

RAVEN TOPCO, L.P.

By:	Raven TopCo GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Raven TopCo GP, LLC

By:	TCP-ASC ACHI Series LLLP
Its:	Member

By:	TCP-ASC GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

TCP-ASC ACHI SERIES LLLP

By:	TCP-ASC GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President
Date:	November 19, 2024

TI IV ACHI HOLDINGS, LP

By:	TI IV ACHI Holdings GP, LLC
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

TI IV ACHI HOLDINGS GP, LLC

By:	TowerBrook Investors Ltd.
Its:	Member

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director
Date:	November 19, 2024

[Signature Page to SC 13E-3/A]

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director
Date:	November 19, 2024

RAVEN INTERMEDIATE HOLDINGS, LLC

By:	Raven Parent Holdings, LLC
Its:	Member

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

RAVEN PARENT HOLDINGS, INC.

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary
Date:	November 19, 2024

Neal Moszkowski

/s/ Neal Moszkowski
Date:	November 19, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ascension Health Alliance

By:	/s/ Christine McCoy
Name:	Christine McCoy
Title:	Executive Vice President & General Counsel
Date:	November 19, 2024

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Joseph Flanagan

/s/ Joseph Flanagan
Date:	November 19, 2024

[Signature Page to SC 13E-3/A]